April 5, 2006
Mr. Michael Fay
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3561


RE:  Paxar Corporation
     Form 10-K: For the Year Ended December 31, 2005
     File Number: 001-09493


Dear Mr. Fay:

In connection with your review of the Paxar Corporation (the "Company") Form 10-K for the year ended December 31, 2005, we respectfully submit the following response to the comments included in your letter of March 24, 2006 to Paxar's President and Chief Executive Officer, Robert P. van der Merwe.

We understand that you will be reviewing our responses and may have additional comments. We further understand, based on discussions with the Staff on March 29, 2006, that we will incorporate our responses to your comments in the Company's future filings, as appropriate. We welcome any questions you may have concerning our responses and thank you for your attention given to our filing.


Management's Discussion and Analysis, page 12
---------------------------------------------
Overview, page 12
-----------------

     1. On page 13 you disclose the amount of cost savings you expect to realize in connection with the 2005 Restructuring Program. In subsequent filings, please disclose the nature and basis for the amount of these savings. Refer to the next to the last paragraph of SAB Topic 5.P.4.

          Response: We acknowledge and agree with the Staff's comment and, in future filings, will supplement the Company's current disclosure in connection with the anticipated savings related to the 2005 Restructuring Program. Specifically, we will include more detail on the components of expected savings and the corresponding impact on future earnings and cash flows, along with the periods in which such amounts are expected to be realized. In addition, in accordance with SAB Topic 5.P.4, our disclosure will identify the income statement line items to be impacted. Our plan anticpates that such savings will relate principally to salaries and related expenses, and will be reflected primarily as a reduction in cost of goods sold; we do not expect to redirect those savings to spending in other areas or other income statement line items. In later periods, if actual savings anticipated in connection with the 2005 Restructuring Program are not achieved as originally expected or are achieved in periods other than as expected, we will discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Critical Accounting Policies and Estimates, page 20
---------------------------------------------------
Impairment of Long-Lived Assets, page 21
----------------------------------------

     2. Please tell us and expand your disclosure to discuss the significant factors used in determining the best estimate of net realizable value associated with restructuring initiatives and how assumptions used bear the risk of change. Provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect your estimates. To the extent material, include an analysis of how actual results may differ from your estimates under different assumptions and conditions you have considered.

          Response: We acknowledge the Staff's comments, and in future filings, we will expand our disclosures specific to asset impairment charges related to the 2005 Restructuring Program to include the method used to determine net realizable value. Specifically, the Company's disclosure will indicate that asset impairment analyses related to certain fixed assets associated with its restructuring initiatives included an assessment of asset life and pricing trends impacting those assets and, where appropriate, quoted market prices. Supplementally, we advise the Staff that the factors considered in our impairment analyses are sensitive to our estimates of salvage value for certain assets, as well as the continuing relevance of quoted market prices of assets and other indicators of fair value. While we do not believe actual results will differ materially from our estimates, as the Company progresses with the 2005 Restructuring Program, in future filings, we will disclose any material impact of variability in our assumptions.

Notes to Consolidated Financial Statements, page 35
---------------------------------------------------
Note 3: Summary of Significant Accounting Policies, page 36
-----------------------------------------------------------
Foreign Currency Translation, page 39
-------------------------------------

     3. We note that translation adjustments are material to your accumulated other comprehensive income. Accordingly, please disclose the cumulative amount of such and related income taxes at the latest balance sheet date presented, along with an analysis of changes during the latest period as necessary. Refer to paragraph 31 of FAS 52 for guidance.

          Response: In future filings, and in accordance with paragraph 31 of FAS 52, we will supplement our disclosures to reflect the following:

               Foreign Currency Translation
               ----------------------------

               As of December 31, 2005 and 2004, accumulated other comprehensive income primarily consisted of cumulative foreign currency translation adjustments. The net assets of the Company's foreign operations are translated into U.S. dollars using the exchange rates at December 31 of each year. The U.S. dollar results that arise from such translation are included in the cumulative currency translation adjustments in accumulated other comprehensive income. At December 31, 2005 and 2004, the cumulative foreign translation adjustment was $10.0 million and $29.6 million, respectively. Income taxes are generally not provided for these translation adjustments, since the Company considers undistributed earnings of foreign subsidiaries to be permanently invested.

Note 9: Long-Term Debt, page 42
-------------------------------

     4. Please explain to us the nature of the $7.4 of prepayment charges associated with the repayment of the 6.74% Senior Notes. We noted in another disclosure that $0.4 of unamortized financing costs were written off in connection with the repayment of these notes but it is unclear as to whether or not this amount is included in the $7.4 and what other items this amount includes. Further, explain to us why the prepayment charges are an apparent noncash add back adjustment to operating activities within your statement of cash flows when it appears from note 9 that they were paid in cash and represent additional interest costs incurred, which are required to be classified as operating cash outflows by paragraph 23(d) of FAS 95.

          Response: The $7.4 million of prepayment charges related to the repayment of the 6.74% Senior Notes (the "Senior Notes") is comprised of a $7.0 million early repayment cash premium paid to the holders of the Senior Notes, as well as $0.4 million of non-cash charges associated with writing off the unamortized financing costs related to the origination of the Senior Notes. The Company considered the provisions of SFAS No. 95, in particular, paragraph 23(d) as well as paragraph 18. In that regard, we acknowledge that charges associated with the early retirement of debt are appropriately classified as a financing-related expense in the Company's consolidated statements of operations, considering that such costs were related to financing activities. Management believes that such amount was, in substance, an amount required to be paid in order to settle the outstanding borrowings under the Senior Notes, and is analogous to payments "for other resources obtained from creditors on long-term credit" for statement of cash flows purposes (paragraph 18 of SFAS No. 95). We believe that, as currently presented, the statement of cash flows provides greater transparency to the reader regarding the significance of the prepayment premium, as the amount is clearly displayed on the face of the statement of cash flows. We further believe that the annual comparability of cash flows from operations is more appropriate, particularly considering the one-time nature of the premium payment.

Note 17: Commitments and Contingent Liabilities, page 49
--------------------------------------------------------

     5. You disclose that you have been named a potentially responsible party relating to contamination that occurred at certain super-fund sites, and that you do not expect the ultimate outcome of this matter to be material in relation to your results of operations or financial condition. Please note that a statement that the contingency is not expected to be material does not satisfy the requirements of FAS 5 if there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material. Provide us with the details of these matters and explain to us how you concluded that it is not reasonably possible that associated amounts are material. Tell us whether or not you are jointly and severally liable for any contamination or remediation at these sites. Also, tell us the amount of liability recorded for such, and if none, why not. Refer to SAB Topic 5.Y for further guidance.

          Response: We acknowledge the Staff's comments and advise that we do not believe that there is a reasonable possibility of additional losses in these matters and, even if losses to be incurred might exceed amounts recognized, we believe that the possibility is remote that the amount of any such additional loss would be material. In response to your request, we supplementally advise you that the Company is involved in the following three environmental actions:

          1. The Company has been a member of the Cooperating Potentially Responsible Party ("PRP") Group that has been paying to remediate the Scientific Chemical Processing Site, a National Priorities List site in Carlstadt, New Jersey, pursuant to an interim allocation formula. The United States Environmental Protection Agency's remedies and costs are estimated to be approximately $10 million. Reimbursement of such costs will come first from a Qualified Settlement Fund into which certain excess insurance carriers of a former site operator paid $12 million. Given our proportionate share of a large PRP Group, coupled with the aforementioned insurance, the Company does not anticipate a material settlement cost.

          2. The New York State Department of Environmental Conservation ("NYSDEC") has identified the Company as a PRP with respect to alleged contamination at the Hazardous Waste Disposal, Inc. site in Farmingdale, New York. The Company's contribution under the site participation agreement, which may result in certain liability relief, is estimated to fall in the range of $30,000 - $50,000, depending on a number of factors including costs of the remedy and level of PRP participation.

          3. On or about July 31, 2000, the Company received a PRP letter from the Office of the New Jersey Attorney General demanding the Company contribute to the reimbursement of the State's cleanup costs at the Noble Oil Refining Facility site in Tabernacle, New Jersey. In response to our August 9, 2000 inquiry on behalf of the Company, the Attorney General provided documentation alleging that the Company contributed 2,850 gallons of waste oil to the site in 1987. We made additional requests for information to the Attorney General on September 7, 2000; November 14, 2000; September 17, 2001; and January 22, 2002 seeking information to enable the Company to participate in the activities of a PRP Group or settle the State's claims. On or about February 20, 2002, the Attorney General's Office advised us by letter that it was creating a new database from which it would issue a new PRP list and new set of demand letters. The Company has not yet received a new PRP demand letter from the Attorney General's Office or any other correspondence or information since the February 20, 2002 letter. Considering the foregoing, the Company's status in this case is unclear and the Company has no basis or supporting information from which to estimate any possible liability in this matter.

          Supplementally, we advise the Staff that, considering the immaterial nature of the preceding discussion, the Company will consider removing the disclosure from future filings.

          Note 21: Condensed Quarterly Financial Data (Unaudited), page 52
          ----------------------------------------------------------------

     6. Please disclose the information required by Item 302(A)(3) of Regulation S-K. For example, we noted from other disclosures in your filing that you recorded restructuring, impairment and debt repayment charges in the fourth quarter 2005 that are material to the results of that quarter that should be disclosed here.

          Response: We agree with the Staff's comment and, in future filings, will revise Note 21 to incorporate footnotes beneath the condensed quarterly financial data table which clearly disclose extraordinary, unusual or infrequently occurring items recognized during any of the quarters presented in such table. As indicated in your comment, such disclosure will include restructuring, impairment and debt repayment charges, as well as the one-time tax impact of the repatriation associated with the Jobs Creation Act of 2005.


In connection with our responses the Company acknowledges:

     o The Company is responsible for the adequacy and accuracy of the disclosures in its filing;
     o Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the SEC from taking any action with respect to the Company's filings; and
     o The Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at
(914) 697-6812.

Respectfully,

Anthony S. Colatrella
Vice President and Chief Financial Officer